CUSIP No. 83084J103	SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sky Solar Holdings, Ltd.

(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

83084J103 **

(CUSIP Number)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

** This CUSIP number applies to Issuer’s American Depositary Shares, each representing eight Ordinary Shares.

CUSIP No. 83084J103	SCHEDULE 13G

1	Names of Reporting Persons Mr. Weili Su
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None
	6	Shared Voting Power 102,618,110 Ordinary Shares
	7	Sole Dispositive Power None
	8	Shared Dispositive Power 102,618,110 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 102,618,110 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 24.5%*
12	Type of Reporting Person (See Instructions) IN

*                 Based on the 419,546,514 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No. 83084J103	SCHEDULE 13G

1	Names of Reporting Persons Flash Bright Power Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power None
	6	Shared Voting Power 102,618,110 Ordinary Shares
	7	Sole Dispositive Power None
	8	Shared Dispositive Power 102,618,110 Ordinary Shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 102,618,110 Ordinary Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row 9 24.5%*
12	Type of Reporting Person (See Instructions) CO

*                 Based on the 419,546,514 Ordinary Shares outstanding as of December 31, 2017.

CUSIP No. 83084J103	SCHEDULE 13G

Item 1(a).	Name of Issuer:
Sky Solar Holdings, Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Unit 402, 4th Floor, Fairmont House, No.8 Cotton Tree Drive, Admiralty, Hong Kong Telephone No.: +852 3960 6548 Fax No.: +852 3180 9399

Item 2(a).	Name of Person Filing:
Mr. Weili Su Flash Bright Power Ltd.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Mr. Weili Su:

Suite 1703, GIFC II

1438 Hongqiao Road

Shanghai, P.R. China

Tel: +86 21 6163 8808

FAX: +86 21 6163 8811

Flash Bright Power Ltd.:

Trinity Chambers, PO Box 4301,

Road Town, Tortola,

British Virgin Islands

Item 2(c)	Citizenship:
Mr. Weili Su — People’s Republic of China Flash Bright Power Ltd. — British Virgin Islands

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
83084J103

Item 3.	Not Applicable

CUSIP No. 83084J103	SCHEDULE 13G

Item 4.	Ownership:
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Person is provided as of December 31, 2017:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Weili Su	102,618,110	24.5%	0	102,618,110	0	102,618,110
Flash Bright Power Ltd.	102,618,110	24.5%	0	102,618,110	0	102,618,110

Flash Bright Power Ltd. is the record owner of 2,600,006 Ordinary Shares of the Issuer.  Flash Bright Power Ltd. also holds 100,018,104 Ordinary Shares in the form of American Depositary Shares.  Mr. Weili Su holds a 100% interest in Flash Bright Power Ltd.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Weili Su may be deemed to beneficially own 2,600,006 Ordinary Shares of the Issuer held by Flash Bright Power Ltd and 100,018,104 Ordinary Shares in the form of American Depositary Shares held by Flash Bright Power Ltd.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:
Not applicable

CUSIP No. 83084J103	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Mr. Weili Su	By:	/s/ Weili Su
Name: Mr. Weili Su

Flash Bright Power Ltd.	By:	*

*By:	/s/ Weili Su
Name:	Weili Su
Attorney-in-fact

CUSIP No. 83084J103	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.	Description

99.1(1)	Joint Filing Agreement

(1)                                 Previously filed.